March 26, 2009

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3628

Attn: Peggy Kim, Special Counsel

Re:	NightHawk Radiology Holdings Inc.
Schedule TO-I
File No. 5-82336

Ladies and Gentlemen:

I am submitting this letter on behalf of NightHawk Radiology Holdings Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 24, 2009 (the “Staff Letter”) relating to the Schedule TO (File No. 5-82336) (the “Schedule TO”) and the Offer to Exchange (the “OTE”) attached thereto as Exhibit (a)(1)(A). The Company is concurrently filing Amendment No. 1 to the Schedule TO and OTE (the “Amendment”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Amendment.

Also enclosed, for the convenience of the Staff, are two copies of the Amendment marked to show changes from the initial filing of the Schedule TO.

Offer to Exchange

Exchange Ratio, page 2

1.	We note that the cash payment is based on the closing price on the New Award Grant Date, which is defined as the day after the expiration date. Please tell us how you are complying with the requirement to disclose the amount of consideration being offered. Refer to Item 1004(a)(1)(ii) of Regulation M-A.

Item 1004(a)(1)(ii) of Regulation M-A requires that the Schedule TO disclose, in the case of a tender offer, “the type and amount of consideration offered to security holders.” The Company respectfully submits to the Staff that the current disclosure in the OTE complies with this requirement because it discloses the types of consideration being offered (restricted stock units or cash) and the amount of each type (each determined by the same fixed exchange ratios).

Securities and Exchange Commission

March 26, 2009

The Company will settle the restricted stock units through a cash payment to those participating employees who would otherwise be entitled to receive less than 1,000 restricted stock units to mitigate the expense associated with accounting for and administering the Company’s equity incentive plan with respect relatively small share-based awards. The amount of the cash consideration to be received by a participant is described in the OTE as the number of restricted stock units that the participating employee would receive, using the applicable fixed exchange ratio(s), multiplied by the per share closing price on the New Award Grant Date. In effect, the value to be received upon expiration of the offer is the same for all participants. The medium of payment, however, is cash for those receiving less than 1,000 restricted stock units, and common stock for those receiving 1,000 or more restricted stock units.

The Company acknowledges the Staff’s concern regarding potential fluctuations in the market price of its common stock and the inability to determine the exact value of the cash consideration an eligible employee would be entitled to receive until the New Award Grant Date. However, the number of restricted stock units, which is the basis for determining the cash payment, that an eligible employee would be entitled to receive was determinable at the time the offer was launched. Further, eligible employees do not have a choice between receiving restricted stock units settled in stock or cash. Rather, the OTE is an offer to receive restricted stock units settled in stock, except that those receiving less than 1,000 restricted stock units instead receive an immediate cash payment, which payment is not subject to vesting, for their restricted stock units they would have otherwise received. The Company respectfully submits that the Staff has long taken the position with respect to issuer compensatory tender offers that absolute price certainty and the ultimate value to be received upon payment (or vesting) is not required. The value of an award received in an exchange offer is often unknown until the award vests, which may be over several months or years, or in the case of certain participants in the OTE, the New Award Grant Date. For instance, at least one other recent issuer (Marvell Technology (original file date 12/16/08) – Q&A 3, §2) used a similar formula to determine the amount restricted stock units and consequently, the amount of cash consideration, the value of which was not known with certainty until immediately after the expiration of the exchange offer.

For the foregoing reasons, the Company believes the requirement to disclose the amount of consideration being offered in the OTE has been met.

2.	Please describe how you determined the exchange ratio and your reasons for offering cash to those who would be entitled to receive less than 1,000 restricted stock units.

The requested revisions have been made to the OTE at pages 2, 5, 6, 32 and 33.

How does NightHawk determine whether an option has been properly tendered, page 10

3.	Explain to us the purpose of the language that any determination by NightHawk concerning the terms of the offer “will be final and binding on all parties.” Please delete this language, here and on pages 35 and 36, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge NightHawk’s determinations.

The requested revisions have been made to the OTE at pages 10, 35 and 36.

Securities and Exchange Commission

March 26, 2009

Source and amount of consideration, page 40

4.	Please disclose the source of funds for the cash payments. Refer to Item 1007(a) of Regulation M-A.

The requested revisions have been made to the OTE at page 40.

Interests of directors and executive officers, page 44

5.	Please revise to include the exercise prices of these options and whether your executive officers and directors are likely to receive restricted stock units or cash, based on recent stock prices.

The requested revisions have been made to the OTE at page 44 to indicate the exercise prices of the options held by our executive officers and directors.

As disclosed in the footnotes to the table on page 44 of and Schedule A to the OTE, none of the Company’s executive officers (other than Paul Cartee, the Company’s Senior Vice President and General Counsel) and non-employee directors is eligible to participate in the offer. In addition, on the cover page and pages 1 and 3 of the OTE, the Company has disclosed that, “[a]ll of our active employees (other than our chief executive officer, chief operating officer, chief financial officer and vice president of sales) ... are eligible to participate ... The non-employee members of our board of directors may not participate in this offer.” Further on pages 5, 31 and 44 of the OTE, the Company has disclosed that “[n]one our chief executive officer, chief operating officer, chief financial officer or vice president of sales or the non-employee members of our board of directors are eligible to participate in this offer.”

The requested revisions have been made to the OTE at page 44 to indicate the number of restricted stock units Mr. Cartee would receive if he exchanges his outstanding eligible options to purchase shares of the Company common stock.

Schedule B

Selected Financial Data, page B-1

6.	Please revise to include the ratio of earnings to fixed charges and the book value per share. Refer to Item 1010(c)(4) and (5) of Regulation M-A. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

The requested revisions have been made to Schedule B of the OTE.

*     *     *     *     *

Securities and Exchange Commission

March 26, 2009

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me via facsimile at (208) 763-3640, or by phone at (208) 292-2258. Thank you for your assistance.

Very truly yours,

/s/ Paul Cartee
Paul Cartee
Senior Vice President and General Counsel NightHawk Radiology Holdings Inc.

Encls.

cc:	Patrick Schultheis, Wilson Sonsini Goodrich & Rosati
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati